April 3, 2018

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company (“Company”)

RiverSource Variable Account 10 (“Registrant”)

Post-Effective Amendment No.14 on Form N-4

    File Nos. 333-186218/811-07355

RiverSource Life Insurance Co. of New York (“Company”)

RiverSource of New York Variable Annuity Account (“Registrant”)

Post-Effective Amendment No.10 on Form N-4

    File Nos. 333-186220/811-07623

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on March 23, 2018, for the above-referenced Post-Effective Amendment filings which we filed on or about February 8, 2018. Comments and responses are outlined below.

Comment 1.

The registration of the three contracts in one registration statement is extremely confusing. Please file a new registration statement or separate out the currently sold contract and optional riders in a different prospectus with the next annual update.

Response: The Registrant will address this comment in the next annual update.

Comment 2.

On the cover page of the prospectus, revise last sentence in the first paragraph to add: “all of which are described in the prospectus. See……”

Response: The sentence is revised to read:

For contracts with applications signed prior to September 18, 2017, there is no change to your annuity and we will allow subsequent purchase payments pursuant to rules and limitations within the contracts and applicable certain optional riders, all of which are described in the prospectus. See “Buying Your Contract – Purchase Payments.”

Comment 3.

On the cover page of the prospectus, need to list all the options (not just names of trust) and if too long, on inside cover. See Item 1(a)(vii) of N-4. Also, indicate with an * options not available with certain riders.

Response: Complied. The cover page of the prospectus is revised to list all investment options and options not available with optional living and death benefit riders are marked as such.

Comment 4.

In the “Contracts in Brief - Free look period” section, add “if greater” to the exception statement in the parenthesis.

Response: The sentence is revised to read:

(Exception: If the law requires, we will refund all of your purchase payments, if greater than contract value.)

Comment 5.

In the “Contracts in Brief” section, please include chart which identifies the various benefits and riders, period when each was or is available for purchase, and a short description of the benefit offered under each.

Response: The following chart identifying all optional riders, their availability, and short description is added at the end of the “Contracts in Brief” section:

Optional Benefit	Offered	Description
Accumulation Protector Benefit rider	On or after April 29, 2013 Not available under RAVA 5 Access contracts	Intended to provide a guaranteed contract value at the end of a specified Waiting Period, currently 10 years, regardless of the volatility inherent in the investments in the subaccounts.

SecureSource Core/ SecureSource Core Plus riders	On or after April 30, 2018 Not available under RAVA 5 Access contracts	Intended to provide, after the Lifetime Benefit is established, a specified withdrawal amount annually for life, even if the contract value is zero, subject to the terms and provisions of the rider.

SecureSource 4/ SecureSource 4 Plus riders	On or after May 4, 2015 Not available under RAVA 5 Access contracts	Intended to provide, after the lifetime benefit is established, a specified withdrawal amount annually for life, even if the contract value is zero, subject to the terms and provisions of the rider.

SecureSource 3 rider	Not offered on/after May 4, 2015	Intended to provide, after the lifetime benefit is established, a specified withdrawal amount annually for life, even if the contract value is zero, subject to the terms and provisions of the rider.

Benefit Protector Death Benefit rider	On or after April 29, 2013	Intended to provide an additional benefit to owners 75 and younger to help offset expenses after your death such as funeral expenses or federal and state taxes.

Enhanced Legacy rider	On or after Oct. 5, 2015	Intended to provide additional death benefit guarantees to owners 75 and younger that may increase the death benefit provided in the contract.

SecureSource Legacy benefit	On or after April 30, 2018	Intended to provide additional death benefit guarantees that may increase the death benefit provided in the contract and available only if purchased in combination with one of the SecureSource Series riders.

Return of Purchase Payments (ROPP)	On or after April 29, 2013	Intended to provide death benefit guarantee to owners age 80 and older that beneficiaries receive total purchase payments adjusted for partial surrenders.

Maximum Anniversary Value (MAV)	On or after April 29, 2013	Intended to provide additional death benefit to owners 79 and younger by locking in the highest anniversary value through age 80 (adjusted for partial surrenders).

5- Year Maximum Anniversary Value (5-Year MAV)	On or after April 29, 2013	Intended to provide additional death benefit to owners 75 and younger by locking in the highest anniversary value every 5 years through age 80 (adjusted for partial surrenders).

Comment 6.

In the “Contracts in Brief” section, please include a summary of the risks and limitations under contracts and optional riders.

Response:

We have reorganized and revised the “Optional benefits” section to include a summary of the risks and limitations under optional riders as follows:

Optional benefits risks and limitations: If you select an optional living benefit, the SecureSource Legacy benefit or the Enhanced Legacy benefit, you should consider whether these riders are appropriate for you taking into account the following considerations:

•	We restrict investment options available to you, which may limit transfers and allocations and may limit the timing, amount and allocation of purchase payments. (see “Optional Benefits — Investment Allocation Restrictions for Certain Benefit Riders”).

•	If you select a SecureSource series rider, surrenders in excess of the amount allowed under the rider will impact the rider benefit.

•	Restrictions on subsequent purchase payments, which may limit your ability to make additional purchase payments to increase your contract value as you may have originally intended. For current purchase payment restrictions, please see “Buying Your Contract —Purchase Payments”.

For more information on considerations before buying optional benefits, please see “Optional Benefits – Important SecureSource Series Rider Considerations”.

Comment 7.

In the Expense Summary – Surrender charge for RAVA 5 Access”, consider replacing “0%” with “None”.

Response: Complied.

Comment 8.

Confirm supplementally that any changes to examples will be due to changes to minimum and maximum underlying fund fees and expenses (since the fully loaded contract charges remain the same).

Response: Confirmed.

Comment 9.

In the “Optional Benefits – Optional Death Benefits—Return of Purchase Payments (ROPP) Death Benefit”, consider revising the first sentence in the paragraph in bold to:

. . . you may select one of the following Optional Death Benefits: MAV Death Benefit, 5-Year MAV Death Benefit, Benefit Protector Death Benefit or Enhanced Legacy benefit rider.

Response: Complied.

The first sentence in the first paragraph is revised to read:

You may select one of the following optional death benefits: MAV Death Benefit, 5-Year MAV Death Benefit, Benefit Protector Death Benefit or Enhanced Legacy benefit rider.

Comment 10.

Please consider including a chart comparing all death benefit riders.

Response: We have taken under consideration the inclusion of a chart comparing all death benefit riders.

Comment 11.

In the “Optional Benefits – Optional Death Benefits - SecureSource Legacy Benefit” section,

a)	Please disclose that the death benefit must be elected at issue.

Response: The first paragraph is revised to read:

The SecureSource Legacy benefit is an optional death benefit that you can elect at time of application for an additional charge. The SecureSource Legacy rider is intended to provide additional benefit guarantees that may increase the death benefit provided under the contract. This rider is available only when purchased in combination with the one of following SecureSource Series riders: SecureSource Core or SecureSource Core Plus or SecureSource 4 or SecureSource 4 Plus riders (Guaranteed Lifetime Withdrawal Benefit (GLWB) riders). Terms used in this rider have the same meaning as in the GLWB riders to which they are attached. If you elect SecureSource Legacy, you may not elect any other death benefit riders available under the contract.

b)	In the rules applicable to contracts issued in California, the third bullet states that if there is an ownership change resulting in a natural owner that is not the same as annuitant, the death benefit under the base contracts will not be payable at the annuitant’s death. Please disclose what happens in this event—whether the benefit is never paid or paid to new owner? Please specify.

Response: For contracts issued in California, if the owner and annuitant are not the same, then the SecureSource Legacy benefit is payable at the annuitant’s death (as stated in the 1st bullet in this section). If the owner dies, the death benefit under the base contract is payable. The section is revised to read:

For contracts issued in California, the following applies:

•	The benefits provided under this rider are only payable at the annuitant’s death.

•	If the owner is a natural person, the owner and the annuitant must be the same at issue. The annuitant cannot be changed.

•	If the owner and the annuitant are the same when a death benefit is payable, the death benefit is the greater of the SecureSource Legacy benefit amount or the death benefit payable under the terms of the base contract.

•	If there is an ownership change resulting in a natural owner that is not the same as the annuitant, the death benefit under the terms of the base contract will be payable if the owner dies. The SecureSource Legacy benefit amount will not be included in the death benefit.

•	If there is an ownership change resulting in a natural owner that is the same as the annuitant, the SecureSource Legacy benefit amount will be payable if the annuitant dies. The death benefit under the terms of the base contract will not be payable.

c)	Please specify by how much will withdrawals taken under the GWLB reduce the SecureSource Legacy benefit amount under the rider. Also, please describe the effect of withdrawals under the GLB riders, or cross-reference where this is discussed.

Response: We have added a cross-reference to appropriate sections of the prospectus and made the following revision:

Please note that withdrawals you take under the GLWB riders reduce the SecureSource Legacy benefit amount under this rider. For a detailed description of how the SecureSource Legacy benefit amount is determined when a withdrawal is taken, see “Determination of the SecureSource Legacy benefit amount – when a withdrawal is taken” above. For a detailed description of how withdrawals affect GLWB values, see “Determination of Adjustments of Benefits Values” in the GLWB riders’ description.

d)	In the “Limitation on Transfers” bullet, please clarify what does the statement “…provided that such transfers are not determined to disadvantage other contract owners.” mean. Does it refer to frequent trading restrictions?

Response: Transfers that disadvantage other contract owners refer to frequent trading restrictions described in the “Making the Most of Your Contract – Market Timing” section in the prospectus. To clarify, we have added the cross reference to this section:

• Limitation on Transfers: Because this rider requires 100% allocation to approved investment options, transfer privileges granted under the contract are suspended other than: (1) transfers among the available investment options as described in the investment options and limits provision, provided such transfers are not determined to disadvantage other contract owners (See “Making the Most of Your Contract – Transferring Among Accounts – Market Timing”) or (2) transfers as otherwise agreed to by us.

Comment 12.

In the “Optional Living Benefits” section, it would be helpful to add a chart comparing living benefits offered under the contracts.

Response: We have taken under consideration the inclusion of the chart comparing living benefit riders.

Comment 13.

In the “Optional Living Benefits – SecureSource Series Rider Terms” section, different terms are used for the Annual Lifetime Payment (ALP, Lifetime Benefit). Use one term, because all these different terms are confusing.

Response: The definition is revised to read:

Annual Lifetime Payment (ALP): the lifetime benefit amount available for withdrawal each contract year after the covered person (Joint Life: the younger covered spouse) has reached age 50.

Comment 14.

In the “Optional Living Benefits – SecureSource Core Rider” section,

a)	Please disclose what benefit is provided prior to the Lifetime Benefit being established and contract value goes to zero.

Response: The following disclosure is added:

If the lifetime benefit is not established and contract value goes to zero due to a withdrawal, the contract and the rider will terminate. (see “Other provisions – Rules for Surrender”).

b)	Please explain what the statement “Withdrawals will adjust contract values and benefits in the same manner as surrenders.” means and does it matter if withdrawal is taken before or after the Lifetime Benefit is established.

Response: A withdrawal can be taken before or after the lifetime benefit is established. The statement is deleted and the sentence preceding is revised as follows:

For the purpose of this rider, the term “withdrawal” has the same meaning as the term “surrender” in the contract or any other riders.

c)	Please clarify who becomes the owner upon dissolution of marriage.

Response: Assignment and change of ownership is described in full details in the “Assignment and Change of Ownership” section later in the prospectus and we added a cross reference to this section as shown below:

Joint Life only: Covered Spouses: the contract owner and their spouse named on the application for as long as the marriage remains in effect. If an owner is a nonnatural person or a revocable trust, the covered spouses are the annuitant and the spouse of the annuitant named on the application. After death or dissolution of marriage that leaves only one of the covered spouses as the owner (for non-natural owners, the annuitant), that remaining covered spouse will be used when referring to the younger covered spouse. The covered spouses lives are used to determine when the Annual Lifetime Payment is established, and the duration of the ALP payments (see “Annual Lifetime Payment (ALP)” heading below). The covered spouses are established on the rider effective date and cannot be changed. For more details, see “Assignment and Change of Ownership – Joint Life” section below.

d)	Please clarify whether you can take any withdrawals before ALP is established.

Response: Withdrawals can be taken before ALP is established. The statement is revised to read:

•	If the ALP is not established and if the contract value is reduced to zero as a result of a withdrawal taken before the ALP is established, the rider and the contract will terminate.

e)	Please clarify what does the statement “For Contracts issued in California, transfer of the ownership of the annuity contracts is not limited: however, the rider will not terminate and the covered spouses under the rider will not change.” mean.

Response: The statement is revised to read:

For all contracts except those issued in California, the rider will terminate if there is an assignment or a change of ownership unless the new owner or assignee assumes total ownership of the contract and was an owner or a covered spouse before the change, or is a non-natural owner holding for the sole benefit of the prior owner (e.g. an individual ownership changed to an irrevocable trust) or a revocable trust holding for the sole benefit of the prior owner. For Contracts issued in California, transfer of the ownership of the annuity contracts is not limited and the rider will not terminate; however, the covered spouses under the rider will not change even if there is an ownership change.

f)	Please confirm and disclose, if true, that upon annuitization, payments will never be less than then ALP. If not, please explain supplementally how your sales forces can make a suitability determination regarding annuitization in light of fact that the annuitant may receive annuity payments that are less than the ALP. We may have additional comments based on your response. This comment applies to all annuitizations under the various riders.

Response: Annuitization payments could be less than the ALP. The annuitization amount depends on several factors including contract value, payout option chosen, interest rate environment, client age, etc. At the time a client is looking to take income from the annuity, clients and advisors can review an illustration that provides the payout amount for various annuitization payout options and weigh those against several factors such as the ALP available under the rider, the death benefit, access to contract value, risk tolerance and ongoing fees to decide which option is appropriate for the client.

Comment 15.

In the “Optional Living Benefits – SecureSource Core Plus Rider” section,

a)	Please disclose the consequences if contract value is reduced to zero before the Lifetime Benefit is established.

Response: Please see our response to Comment 14 a.

b)	It is stated that “For the purpose of this rider, the term “withdrawal” is equal to the term “surrender” in the contract or any riders. Withdrawals will adjust contract values and benefits in the same manner as surrenders.” Please reconsider using “withdrawal” and “surrender” interchangeably. Withdrawals are typically understood to be less than the entire contract value, while surrenders are typically understood to be entire contract value. If they actually mean the same thing, it is confusing to use different terms. The staff noted this in earlier disclosure too, so the comment applies everywhere it appears.

Response: This statement is included to reconcile differences in terminology used in the base contracts (where the term surrender is used) and in the riders (where the term withdrawal is used for the Guaranteed lifetime withdrawal benefit riders). Please see our response to Comment 14 b.

c)	Please clarify who becomes the owner upon dissolution of marriage.

Response: Please see our response to Comment 14.c.

d)	Is the following statement: “If the CB is greater than zero, Annual Credits will not be added.” accurate?

Response: The Annual Credit is not available in the year withdrawal is taken and therefore this statement is accurate.

e)	In the Rules for Surrenders, please explain what happens if contract value is reduced to zero as a result of market performance in either case. Comment applies to similar disclosure elsewhere.

Response: The statement is revised to read:

•	If the ALP is not established and if the contract value is reduced to zero as a result of market performance, fees or charges, then the owner must wait until the ALP would be established, and the ALP will be paid annually until the death of the covered person (Joint Life: both covered spouses).

•	If the ALP is established and if the contract value is reduced to zero as a result of market performance, fees or charges, or as a result of a withdrawal that is less than or equal to the RALP, then the owner will receive the ALP paid annually until the death of the covered person (Joint Life: both covered spouses).

Comment 16.

In the SecureSource 4 rider – Assignment and Change of Ownership – Annuity Provisions” section, please explain if this annuity provision applies to all the contracts issued under this registration statement or does it depend on the riders selected?    Please see earlier comment regarding annuity payments never being less than the Annual Lifetime Payment amount under the riders.

Response: The “Annuity Provisions” section applies to all qualified and nonqualified contracts with one of the SecureSource series riders. We have added a cross-reference to “The Annuity Payout Period—Annuity Payout Plans.” at the end of this section.

Comment 17.

In the “Important SecureSource Series Rider Considerations” section,

a)	Please include disclosure as to the contingent nature of the guarantees (e.g., the chance of outliving contract value and actually receiving lifetime payments from the insurer, particularly with conservative investment restrictions, is minimal. Also, this section is far back in prospectus. A summary version of these risks and limitations should be included up front in the Summary.

Response: A summary version of risks and limitations has been included in the “Contract in Brief - Optional Benefits – Optional benefits risks and limitations”. See our response to Comment 6. The second paragraph of the “Important SecureSource Series Rider Considerations” section is revised as follows:

You will begin paying the rider charge as of the rider effective date, even if you do not begin taking withdrawals for many years. It is possible that your contract performance, fees and charges, and withdrawal pattern may be such that your contract value will not be depleted in your lifetime and you will not receive any monetary value under the rider.

b)	In the Investment Allocation Restriction, bullet, please state the reasons for the investment restrictions (i.e., less risk on the insurer and greater chance the benefit will never need to be paid by the insurer). Also, disclose that the investment restriction may limit an investors upside potential.

Response: The Investment Allocation Restriction paragraph is revised as follows:

Investment Allocation Restriction: You must invest in approved investment options, which currently are Portfolio

Stabilizer funds. These funds are expected to reduce our financial risks and expenses associated with certain living benefits and death benefits. Although the funds’ investment strategies may help mitigate declines in your contract value due to declining equity markets, the funds’ investment strategies may also curb your contract value gains during periods of positive performance by the equity markets. Additionally, investment in the funds may decrease the number and amount of any benefit base increase opportunities. (See “The Variable Account and the Funds: Volatility and Volatility Management Risk with the Portfolio Stabilizer funds” section.) We reserve the right to add, remove or substitute approved investment options at any time and in our sole discretion in the future. This requirement limits your choice of investment options. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the regular fixed account that are available under the contract to contract owners who do not elect the rider. (See “Investment Allocation Restrictions for Certain Benefit Riders” section below) You may allocate purchase payments to the Special DCA fixed account, when available, and we will make monthly transfers into the approved investment options. You should consult your financial advisor before you purchase the SecureSource series rider.

c)	In the Limitations on Purchase Payments bullet, please disclose that this may limit an investor’s ability to increase contract value as originally expected.

Response: The Limitation on Purchase Payments bullet is revised to read:

Limitations on Purchase Payments: We reserve the right to limit the cumulative amount of purchase payments (subject to state restrictions), which may limit your ability to make additional purchase payments to increase your contract value as you may have originally intended. For current purchase payment restrictions, please see “Buying Your Contract — Purchase Payments”.

d)	Please spell out “TSAs” in the Limitations on TSAs bullet.

Response: Complied.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

/s/ Nicole D. Wood

Nicole D. Wood

Associate Counsel